March 1, 2011

Mark P. Shuman

Branch Chief-Legal

Katherine Wray

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

OICco Acquisition III, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed January 28, 2011

Dear Mr. Shuman,

The following are the registrants responses to you comment letter of February 16, 2011.

General

1.

You indicate through out your filing that the company may withdraw up to 10% of the deposited funds after completion of the offering. Please enhance your disclosure throughout the registration statement to clarify for investors, if true, that the company intends to withdraw such amount and that investors should expect to receive a return of no more than 90% of their deposited funds in the event that an acquisition is not consummated or such investors choose not to reconfirm, as provided by Rule 419.

Revised to disclose that the company intends to withdraw such amount and that investors should expect to receive a return of no more than 90% of their deposited funds in the event that an acquisition is not consummated or such investors choose not to reconfirm, as provided by Rule 419.

Item 3. Summary of Information and Risk Factors

The Offering, page 6

2.

We note your response to prior comment 3. Although you state on page 6 that Mr. Davis cannot sell his shares until the minimum offering is reached, elsewhere in your filing you state that all 2,000,000 shares being offered for sale by the company must be sold before any of the 8,000,000 shares held by Mr. Davis are sold. As previously requested, please review and revise your registration statement in its entirety to ensure that you describe in a consistent and accurate manner how the primary and resale offerings will be conducted.

Revised to consistently disclose that Mr. Davis cannot sell his shares until the minimum offering is reached.

3.

You indicate that checks should be made payable to “United Western Bank fob OICco Acquisition I, Inc.” Since this filing related to OICco Acquisition III, Inc. please revise.

Revised for OICco III and also to reflect the new escrow with Evolve Bank & Trust.

4.

You indicate on page 6 that United Western Bank will be the insured depositary institution, yet on the cover page you indicate that funds will be held by United Western Bank and Synovus Bank. Please advise.

Revised to consistently disclose Evolve Bank & Trust.

Risk Factors

“Mr. Davis may not pay all the expenses of the offering…” page 9

5.

We note your response to prior comment 10. However, your revised risk factor is unclear. In your response, you state that if the offering is not completed, the company’s business will cease to exist. Yet, the revised risk factor states that if Mr. Davis fails to pay the expenses of the offering, the company may cease to exist. Since the foregoing seems unrelated to the completion of the offering, it is unclear how Mr. Davis’s failure to pay offering expenses post-completion of the offering will result in the company dissolution. Please advise and revise your disclosure accordingly. Additionally, as previously requested, please further enhance this risk factor to identify for investors the risk that if such offering expenses are not paid by Mr. Davis, the condition of the company could be worsened by the offering.

Revised to disclose that if such offering expenses are not paid by Mr. Davis, the condition of the company could be worsened by the offering.

“Conflicts relating to the sale of securities…” page 11

6.

We note your disclosure regarding the resolution under Delaware Section 122(17) adopted by the company’s board of directors. Please revise your filing to include as a separately captioned risk factor, prominently displayed, related to the adoption of the foregoing resolution. Clarify for investors the scope and practical impact of such resolution Mr. Davis has no duty to present business opportunities to the company or engage in any activities on behalf of the company, and may choose to keep any identified opportunities for himself or for his other business entities. Please also file a copy of the adopted resolution together with your next amendment.

Corporate opportunity risk factor added. Copy of resolution filed.

Item 11. Information with Respect to the Registrant

Legal Proceedings, page 19

7.

We note your response to prior comment 24. However, your revised disclosure does not describe the Oregon investigation in a materially complete manner that enables potential investors to assess the ability and integrity of Mr. Davis. Refer to Item 401(f)(4) of Regulation S-K. In describing the facts and circumstances leading up to the investigation, including Mr. Davis’s involvement therein, please take care to avoid speculative disclosure regarding the motivations and opinions of the various parties (e.g. that the note holders were irritated by the prospects of a discount settlement, and that the State of Oregon “had no option to open and investigation due to the level of rancor directed towards tactics of the insurance company”). Rather, ensure that all disclosure is factually supported and clearly conveys the underlying activity which led the State of Oregon to investigate and ultimately sanction Mr. Davis. This comment also applies to your disclosure beginning on page 28 under “Legal.”

Revised for clarification in both sections.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation

Acquisition Opportunities, page 23

8.

We note your response to prior comment 28. However the terms of the escrow agreement do not relate to whether Mr. Davis has agreed to restrictions on his ability to sell his shares in connection with a merger or acquisition. Accordingly, we reissue prior comment 28 in its entirety and ask that you tell us where Mr. Davis has agreed not to sell his shares in a subsequent transaction for less than $0.025 per share. If a written agreement exists regarding the foregoing, please file such agreement as an exhibit to this registration statement. Refer to Item 601(b)(10) of Regulation S-K.

There is no written or oral agreement therefore this language has been deleted.

Background of Directors, Executive Officers, Promoters and Control Persons, page 25

General

9.

Your response to prior comment 29 does not appear to have addressed all of the inconsistencies previously identified. As previously requested, please further reorganize and revise this section to provide clear consistent, and updated disclosure. In this regard, we note, by way of example only, that you state on page 26 that “all of [Mr.Davis’s] attention is now devoted to principal activities related to blank check companies;” yet you indicate elsewhere that Mr. Davis is currently “acting in a limited advisory role” with St. Vincent Press and that he “spends approximately 20% of his time towards the development of [the business of Bella Viaggio].” Later you state that Mr. Davis has resigned from Bella Viaggio.

Further revised for consistency.

10.

We note your revised disclosure in response to prior comment 31. However, based on your disclosure it is not clear what role Mr. Davis had in the reverse mergers noted on page 26. In addition to enhancing your disclosure to address the foregoing, please remove superfluous data (e.g. relating to the filing, registration, acquisition and trading status, SEC filing number and form type). Information provided should be limited to information which will enable investors to better understand Mr. Davis’s specific role in the transactions described, as such roles are relevant to an understanding of Mr. Davis’s business experience.

Financial Statements

11.

Please revise to include audited financial statements for your fiscal year ended December 31, 2010 and update related disclosures, accordingly, to comply with Rule 8-08 of Regulation S-X.

Revised financial statements included.

Exhibit 99b Escrow Agreement

12.

We note that United Western Bank is party to the escrow agreement as the escrow agent. Yet, the escrow agreement provides that United Western Bank is delegating all of its responsibilities under the agreement to United Western Trust Company. Accordingly, please advise how you determined that this agreement is enforceable against United Western Trust Company, which is not party to the agreement, and why United Western Trust Company is not a signatory.

This issue has been resolved with the new escrow agreement with Evolve Bank & Trust which does not need to delegate authority.

13.

You indicate in Section 1 that Mr. Davis will only sell his shares at a price of $0.02 per share. Yet this sales price appears inconsistent with the sales price described in the prospectus. Please revise your escrow agreement or registration statement as appropriate to address the noted discrepancies between sales prices.

Revised to $0.025.

14.

The escrow agreement continues to state that Mr. Davis’s shares will be placed into escrow. Yet, this does not appear consistent with your response to prior comment 47 or 48 which asserts that Mr. Davis is not placing any shares into escrow until they have been sold. Please address this inconsistency and advise.

Escrow Agreement revised to disclose that the shares will only be placed into escrow upon their sale by Mr. Davis and will be placed there in the names of the purchasers.

15.

As noted above, the escrow agreement continues to provide that Mr. Davis’s shares will be placed into escrow. We further note that although Mr. Davis has contractually agreed not to sell any shares held by him until the minimum offering is completed pursuant to the terms of the escrow agreement, no escrowed shares will be released from escrow until an acquisition meeting the requirements of Rule 419 has been consummated and a sufficient number of investors has reconfirmed their investment in accordance with Rule 419. Accordingly, as requested in prior comment 47, please include in the escrow agreement the instructions governing actions of the escrow agent and your transfer agent with respect to transfer requests by the selling shareholder.

Escrow Agreement revised to disclose that the shares will only be placed into escrow upon their sale by Mr. Davis and will be placed there in the names of the purchasers thus the selling shareholder will have no shares in escrow to transfer.

16.

We note your response to prior comment 48. We further note that such response is inconsistent with the terms of the escrow agreement. Accordingly, since Section 3 of the escrow agreement continues to provide that all securities issued in connection with the offering, including the shares owned by Mr. Davis, will be deposited directly into the escrow account promptly upon issuance and the shares held by Mr. Davis are already outstanding, please advise when such shares will be deposited and, if appropriate, revise the escrow agreement accordingly.

Revised escrow agreement attached.

17.

It does not appear as though any revisions to Section 3 of the escrow agreement have been made in response to prior comment 49. The first paragraph of Section 3 of the escrow agreement provides for the terms of release of deposited securities and deposited funds. However, such text continues to imply that investors will only be entitled to return of deposited securities, rather than deposited funds in the event that the minimum offering is not completed or the acquisition is not timely and properly consummated pursuant to Rule 419. Please revise the escrow agreement to eliminate any ambiguity as it pertains to the release of deposited funds and/or securities to investors and the company and ensure that all of the specific circumstances which trigger such releases are clearly described.

Revised escrow agreement attached.

18.

Please revise your escrow agreement to ensure that Mr. Davis’s signature below “The Selling Shareholder” signature block provides that he is signing the agreement in his individual capacity, rather than as an agent of the company.

Individual capacity noted.

Very truly yours,

/s/ Ronald Davis

Ronald Davis, President

OICco Acquisition III, Inc.

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